Exhibit 99.1

IceCure Participates in Society of Breast Imaging Symposium 2026 as U.S. ProSense® Revenue Increases by 30%+ in First Quarter of 2026 Compared to First Quarter of 2025

The Company’s participation at the Society of Breast Imaging Symposium and other upcoming medical conferences are timely as commercial momentum accelerates

Cryoablation cost analysis study from Massachusetts General Hospital featuring ProSense® demonstrated 50% reduction in cost vs. lumpectomy won SBI 2026 Abstract Award

CAESAREA, Israel, April 21, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it expects to report U.S. revenue of ProSense® systems and cryoprobes increased more than 30% in the first quarter of 2026 compared the same period last year, based on preliminary, unaudited estimates.

The performance in the U.S. represents the adoption of ProSense® immediately following the U.S. Food and Drug Administration’s (“FDA”) clearance of ProSense® for the local treatment of low-risk breast cancer in women aged 70 and above in October 2025. The Company experienced this rising enthusiasm at the Society of Breast Imaging (“SBI”) 2026 Symposium (“SBI 2026”), which was held in Seattle, Washington from April 16 to 19, 2026. IceCure exhibited ProSense® cryoablation technology and participated in a hands-on physician training workshop.

Following the FDA’s clearance of ProSense® for early-stage breast cancer, IceCure continues to expand its installed base of ProSense® systems in the U.S., including placements at leading academic and research hospitals, supported by a robust and expanding pipeline of prospective customers, which the Company expects to close with new system sales in the second quarter of 2026.

“IceCure is seeing a meaningful shift in the treatment landscape for early-stage breast cancer, with cryoablation gaining increasing attention from physicians, healthcare systems, and patients,” said Eyal Shamir, Chief Executive Officer of IceCure. “We believe this growing momentum is reflected in our strong commercial performance in the U.S., as well as in the expanding number of systems installed at some of the most prestigious teaching and research hospitals in the U.S. Additionally, we believe the high level of engagement at SBI 2026, combined with independent, award-winning data demonstrating the significant cost benefits of cryoablation, further supports our view that this technology is advancing toward becoming a standard-of-care option for indicated patients.”

Award Winning Abstract

At SBI 2026, an award-winning abstract titled “Cost Analysis of Percutaneous Cryoablation versus Breast Conserving Surgery for the Treatment of Breast Cancer: Implication for Cost Efficacy-based Treatment Strategy” was presented by Matt Hoyer, M.D., of Massachusetts General Hospital. The study received the Wendell Scott Research Award, which recognizes the most outstanding abstract submitted by a breast imaging fellow. The analysis, which evaluated ProSense® as one of two liquid nitrogen-based cryoablation systems, demonstrated that cryoablation may reduce total treatment costs by more than 50% compared to breast-conserving surgery. The findings also highlighted cryoablation as a viable alternative for well-selected, low-risk early-stage breast cancer patients, building on promising treatment outcomes demonstrated in prior studies, including IceCure’s ICE3 trial. In addition to highlighting optimized outpatient treatment, faster recovery, and improved patient quality of life, the abstract emphasized cryoablation’s alignment with value-based low cost care and its potential to expand the role of radiologists in multidisciplinary cancer treatment.

How-To Cryoablation Workshop

Part of SBI 2026’s scientific programming included the workshop, “How I Do It – Cryoablation: Working It Up and Freezing it Out,” led by Luz A. Venta, M.D., FACR, FSBI, of Weill Cornell Medical College, and Robert C. Ward, M.D., of the Warren Alpert Medical School of Brown University. The session provided practical, real-world guidance on integrating cryoablation into clinical practice. Dr. Venta’s portion focused on optimizing diagnostic imaging workups prior to cryoablation, including protocols for evaluating masses, calcifications, asymmetries, and associated findings. Dr. Ward, who will be the co-primary investigator of IceCure’s upcoming post-market surveillance study, the ChoICE trial, reviewed procedural techniques, clinical indications, and supporting data for cryoablation, as well as strategies to maximize benefits while minimizing risks and addressing potential barriers to broader adoption. The session concluded with an interactive Q&A, offering attendees deeper insight into implementation and best practices.

The Company expects to report its full operating and financial results for the first quarter of 2026 on Thursday, May 14, 2026. Details for the conference call and webcast will be provided in a separate press release in early May. The preliminary financial information above regarding an increase in the Company’s U.S. revenue of ProSense ® systems and cryoprobes for the first quarter of 2026 has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management and is based upon Company estimates and remains subject to, among other things, the completion of IceCure’s quarterly financial closing procedures and final adjustments, which may impact the results and expectations set forth above.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the expected increase in U.S. revenue of ProSense® systems and cryoprobes in the first quarter of 2026 compared to the first quarter of 2025, which are subject to, among other things, the completion of IceCure’s quarterly financial closing procedures and final adjustments, which may impact the results and expectations set forth above; the Company’s expectations regarding closing new system sales in the second quarter of 2026; the Company’s belief that commercial momentum reflects a meaningful shift in the treatment landscape for early-stage breast cancer; the potential for cryoablation to become a standard-of-care option for indicated patients; and the Company’s expectations regarding the timing of reporting its full operating and financial results for the first quarter of 2026. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

E-mail: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

3